Exhibit 99.1

Foamix Announces Positive Top-Line Results from Phase II Study for FDX104
 (Doxycycline Foam) in the Prevention of Acneiform Rash Associated with Targeted
Antibody Treatments for Colon and Head and Neck Cancers

Conference Call and Webcast today, December 3rd @ 8:30am Eastern Time

•	FDX104 prevented the development of moderate-to-severe antibody-induced rash in the majority of cases.
•	FDX104 appears safe and was well-tolerated.

Rehovot, Israel and Bridgewater, NJ, December 3, 2015 -- Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, today announced positive top-line results from its Phase 2 clinical study of FDX104 (a topical foam containing 4% doxycycline) in the prevention of moderate-to-severe skin rashes in patients treated with the epidermal growth factor receptor antibody inhibitors (EGFRI) cetuximab (Erbitux®, Eli Lilly) or panitumumab (Vectibix®, Amgen) for head and neck and colon cancers, among others. The results showed a statistically significant effect of FDX104 in reducing the severity of the antibody-induced rash.

The rash, also referred to as acneiform (acne-like) rash, is the most common side effect of EGFRI drugs, and can severely impact patients' physical, psychological and social well-being, often leading to treatment discontinuation or dose reduction. According to the prescription information of cetuximab and panitumumab, in the event of a severe rash, the dosing of the EGFRI drug should be withheld, reduced or discontinued.(1,2)

Twenty-four patients were enrolled and received study drug in a multicenter, randomized, double-blind, placebo-controlled, Phase 2 clinical study to evaluate the safety and efficacy of FDX104.  Each patient acted as his or hers own control by treating one side of the face with FDX104 and the other side with the matching foam vehicle (Placebo) in a blinded and randomized manner. Photographs of the front and each side of the face were taken at each study visit; these photographs were used for blinded grading of rash severity by an independent dermatologist at the end of the study.  The ratings of rash severity were:  None=0, Mild=1, Moderate=2 and Severe=3, as described by Scope et al.(3)  The key findings were:
•	In the entire study population (N=24) the severity of rash on the FDX104 treatment side of the face was overall better than in the Placebo-treated side.
•	The mean Maximal rash severity (N=24) was 1.33 and 1.71 in the FDX104- and placebo-treated sides respectively.
•
Nine of the 24 patients in the study (37.5%) developed severe (Grade 3) rash during the study on the placebo-treated side, while only 4 of the 24 patients in the study (16.7%) developed severe rash on the FDX104-treated side.

•	Comparison of the two treatments on the prevention of severe rash reached statistical significance (p<0.05, Wilcoxon Signed-Rank test). Various other exploratory analyses trended similarly.
•	FDX104 appears safe and well-tolerated. No drug-related systemic adverse events were recorded. Local reactions were noted in 6 patients, all were mild and 5 were resolved before the end of the study.

Severity was also assessed by the study investigators at each study visit using a modified MASCC EGFR Inhibitor Papulopustular Eruption Grading Scale (MESTT).(4) The results showed overall similar trends, but were not statistically significant.

“Acneiform rash is the most noticeable side effect of EGFRI drugs. In many cases it is necessary to interrupt treatment to manage these side effects,” said Einat Shacham-Shmueli, MD, Head of Gastrointestinal Oncology Unit, Sheba Medical Center, Israel, who was a Principal Investigator in this study. “The ability of FDX104 to reduce the incidence and severity of such rash is impressive and promising.  We currently don’t have an effective treatment for this side effect, which is especially disturbing and disruptive to this population,” she added.

“There is a significant unmet need for a safe and effective treatment for EGFRI-induced rash, and we are pleased with the results of this clinical study,” stated Dov Tamarkin, Ph.D., Foamix’s CEO.  “FDX104 has the potential to improve patients’ quality of life and help maintain patients on their optimal anti-cancer treatment. We are dedicated to developing best-in-class medicines that can have a positive impact on patients’ lives.”

(1) Highlights of Prescribing Information for Erbitux®: http://pi.lilly.com/us/erbitux-uspi.pdf
(2) Highlights of Prescribing Information for Vectibix®: http://pi.amgen.com/united_states/vectibix/vectibix_pi.pdf
(3) Scope A, et al.  J Clin Oncol 2007; 25 (34):5390–5396
(4) Lacouture MA et al. Support Care Cancer 2010; 18:509-522

About EGFRI- Induced Rash
The epidermal growth factor receptor (EGFR) is often overexpressed or dysregulated in a variety of solid tumors, including gastrointestinal (GI) tumors. Agents targeting the EGFR-mediated signaling pathway are increasingly part of the therapeutic means available for the treatment of advanced lung, head-and-neck, and colorectal carcinoma. The EGFR inhibitors (EGFRIs) approved in the United States include tyrosine kinase inhibitors erlotinib and gefitinib (in selected cases), and the monoclonal antibodies (mAbs) panitumumab and cetuximab. Although EGFRIs have been proven effective in the treatment of a variety of cancers, their most common side effects are severe acne-like rashes on the face and upper trunk, which occur in between 49%-95% of the patients.(5) This toxicity results in significant physical and emotional patient stress, which in many cases necessitates changes in the oncological treatment.  While there are no approved treatments for EGFRI-induced rash, physicians have been treating patients off label with the oral minocycline and doxycycline, as well as various topical therapies to prevent and decrease the acne-like rash.(5,6)  Although these treatments have shown benefit, they can have significant drawbacks, including systemic side effects and potential drug-drug interaction with the patients’ primary oncology treatment. Therefore, a more effective treatment is much sought after by oncologists.

(5) Grace K et al, CA: A Cancer Journal for Clinicians, 2013; 63 (4):249-279
(6) Lacouture M et al, Support Care Cancer, 2011; 19:1079–1095

Conference Call Details
Thursday, December 3, 2015 @ 8:30am Eastern
Domestic: International: Passcode: Webcast:	888-397-5352 719-325-2484 5409656 http://public.viavid.com/index.php?id=117454
Replays, available through December 17, 2015:
Domestic: International: Passcode:	877-870-5176 858-384-5517 5409656

About Foamix
Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy. Our clinical stage product candidates include FMX101, our novel minocycline foam for the treatment of moderate-to-severe acne, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea, and FDX104, our doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, we have development and license agreements relating to our technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Prestium.

Forward Looking Statements
This press release may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital.  We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Registration Statement on From F-1 (File No. 333-203187) declared effective on April 14, 2015, and elsewhere in that Registration Statement. Any forward-looking statements that may be made herein speak only as of the date of this release and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact: Dorit Hayon Foamix Pharmaceuticals Ltd. +972-8-9316233 BD@foamixpharma.com	US Investor Relations Michael Rice LifeSci Advisors, LLC 646-597-6979 mrice@lifesciadvisors.com